The business integration described in this press release involve securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 4, 2025

To Whom It May Concern

Company name: Hino Motors, Ltd.

Representative: Satoshi Ogiso, President & CEO,
Member of the Board of Directors,

(Code Number: 7205 TSE, Prime, NSE, Premier)

Contact Person: Makoto Iijima, General Manager,
Corporate Communications Dept, Public Affairs Div.
Phone: (042)586-5494

Notice Concerning Change of Representative Directors

Hino Motors, Ltd. (the “Company”) hereby announces that, at its Board of Directors meeting held on November 4, 2025, the Board of Directors has resolved the change of Representative Directors, as follows.

1. Reason for Change

This change of Representative Directors is due to the business integration with Mitsubishi Fuso Truck and Bus Corporation to be implemented in April 2026, resulting in the Company becoming a wholly-owned subsidiary of ARCHION Corporation, the new holding company. Under the new group management structure, the Company will carry out corporate transformation and promote business globally. The Company will leverage the strengths of each individual under the management structure that places the right people in the right positions, and will aim for sustainable growth and maximization of group synergy based on the HINO Way values of "Integrity," "Contribution," and "Empathy" that the Company has cultivated.

2. Scheduled Date of Appointment

April 1, 2026

3. Details of Change

Name	New position	Current position
Satoshi Ogiso	ARCHION Corporation Member of the Board	President, Member of the Board of Directors
Satyakam Arya	President, Member of the Board of Directors	Managing Director & CEO, Daimler India Commercial Vehicles Pvt. Ltd.

4. Brief Career Summary of Newly Appointed Representative Director

Name (Date of birth)	Brief career summary		Number of shares owned (thousand shares)
Satyakam Arya (August 19, 1973)	Oct. 1995	Joined Maruti Suzuki India, Ltd.	-
	Oct 2004	Manager, Supply Chain Management Senior Manager, Purchasing, New Holland Tractors
	March 2005	Project Manager, Renault Nissan Purchasing Organization
	Dec. 2007	Project Materials Head, Mahindra & Mahindra Ltd.
	Jan. 2009	Vice President, Global Procurement, Daimler India Commercial Vehicles Pvt. Ltd.
	Sep. 2014	Director, Head of Global Procurement, Daimler Trucks Asia
	Jul. 2016	President & CEO, PABCO Ltd.
	Apr. 2017	Director, Head of Customer Services, Daimler Trucks Asia
	Jul. 2017 Nov. 2018	Chairman of the Board, PABCO Ltd. Managing Director & CEO, Daimler India Commercial Vehicles Pvt. Ltd. (to present)

End